Exhibit 21.01

Pacific Enterprises

Schedule of Significant Subsidiaries

at December 31, 2006

Subsidiary	State of Incorporation or Other Jurisdiction
Ecotrans OEM Corporation	California
Southern California Gas Company	California
Southern California Gas Tower	California